UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-03 February 11, 2005

DESCRIPTION:

Queenstake Provides Production and Corporate Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February 7, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-3

February 11,  2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE PROVIDES PRODUCTION AND CORPORATE UPDATE

Denver, Colorado – February 11, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE)  (the “Company”) reports that gold production at Jerritt Canyon for the month of January totaled 17,594 ounces, some 60 percent greater than production in the same period last year. This is in line with expectations and with the projected production for the first half of 2005 and our previously forecasted 2005 annual production of 275,000 ounces.  The Company typically plans for lower than nominal production rates during the heavy snowfall months of the first quarter.

Jerritt Canyon enters 2005 with a significantly better mine development situation than at the beginning of 2004. During 2004, some 14,000 feet of capital drifting work was completed to prepare new areas for mining; the effect of this development will be felt both in 2005 and in future years. The development included the opening of the new Steer mine, the expansion of the SSX Mine toward Steer and the development of the Mahala orebody from the Smith Mine. Each of these areas will contribute to production during 2005 and subsequent years; for example, at the SSX mine, some 248 stopes are expected to be available for mining in 2005, considerably more than in 2004. Much of the stoping planned for 2005 is in previously undeveloped blocks of ground, allowing more efficient mining and the operation of larger stopes.

Operations at Jerritt have now achieved 1.2 million manhours over a period of sixteen months without a lost time accident. We believe that this is a highly commendable record and a tribute to the commitment of our 450 employees to efficient and safe working practices.

Mr. James Mancuso, until last year the Chairman of the Board of Queenstake, has decided to retire from the Board. Mr. Mancuso has been associated with Queenstake for some nine years both as a past officer and as a director. The Company thanks Mr. Mancuso for his services and wishes him well in his retirement.

Mr. John Engele has informed the Company of his intention to resign as Chief Financial Officer of the Company effective February 25th 2005. Mr. Engele joined the Company some eighteen months ago and has helped steer the Company through its early days as a mid-tier producer. A replacement for Mr. Engele will be announced shortly. Queenstake President and CEO Chris Davie said: “Jack’s contribution to Queenstake has been enormous over the past eighteen months.  He has been recruited to join a major mining company in a senior position and while we shall miss him here, we wish him success in his new position.”

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon

District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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